Exhibit 99.2

Conference Title: Mamma.com Inc. 2007 Q1 Earnings Call

Conference Date: May 10, 2007

Start Time: 4:30 p.m. ET

Reserved Length: 60 minutes

CCN Contact: Véronique Bugeaud

Tel: 514-392-6756

Conference Logistics:

Participants

Live Conference Access information:

Local Access: 416-915-5765

Toll-Free Access: 1-866-250-4909

Chairperson and Speaker Dial-in Number

Toll-Free Access: 1-866-250-4910

Guest Speakers:

Christine Papademetriou

Martin Bouchard

Daniel Bertrand

Operator:

Good afternoon, ladies and gentlemen, and welcome to the Mamma.com Earnings Conference Call for Q1 2007. At this time, all participants are in a listen-only mode. Following today’s presentation, instructions will be given for the question-and-answer session. please refrain from using any offensive language. If anyone needs assistance at any time during the conference, please press the star key, followed by the zero key. As a reminder, this conference is being recorded today. I would now like to turn the conference over to Christine Papademetriou, Marketing Director.

Christine Papademetriou, Marketing Director

Good afternoon and welcome to Mamma.com’s Q1 2007 earnings conference call. Participating on the call today are Martin Bouchard, President and CEO and Daniel Bertrand, Executive Vice-President. Today’s remarks will last about 15 minutes. Before I turn the call over to Martin, please note that Mamma.com has not provided guidance in the past and is not providing guidance for the second quarter of 2007 and moving forward. Please note, however, various remarks we make on this call about our future plans and prospects constitute forward-looking statements. For the purposes of the Safe Harbor provisions, under the Private Securities Litigation Reform Act, actual results may differ materially from those indicated by these forward-looking statements due to various important factors identified in the Company’s filings with the United States Securities and Exchange Commission and Ontario Securities Commission, including among other things, the spending environment for advertising sales and software licensing, dependence on third-party pay placement providers and dependence on third parties for content distribution or advertising delivery.

I will now turn over the call to Martin Bouchard.

Martin Bouchard

President and CEO

Good afternoon, everyone.

Thanks for being with us today.

During the last few quarters, we focused our attention on reorganizing the Company in a way that ensures better efficiency and firm control of our ongoing operating costs, while maintaining a competitive presence in the market. The results for Q1 demonstrate these efforts. In addition, we have a solid liquidities position at $8.7M at the end of the quarter.

At the same time, we’ve continued our sales and marketing development by hiring two new US based Senior Vice Presidents responsible for software licensing. Michele Chaboudy, SVP Business Development will be responsible for the media market, and R. Michael Pavane will be in charge of the mobile telecommunication market. We strongly believe that these investments in sales and marketing are key elements of our software licensing strategy.

Also, during the quarter, we signed two new search distribution agreements with Yahoo! Search Marketing—one for the Canadian market and the other for the Australian market. By using our intelligent geo targeting technology, we will automatically direct our search traffic to the appropriate paid link content suppliers for the correct country.

In addition, our Copernic Desktop Search software has won two prestigious international awards. The first was awarded by PC Pro,

UK’s most respected IT magazine for professionals. PC Pro selected Copernic Desktop Search as their desktop client of choice after evaluating five desktop search software applications including: Yahoo® Desktop Search, Google® Desktop Search and Windows® Desktop Search by Microsoft®. The second was awarded by Micro Hebdo, one of France’s most read IT magazines. Micro Hebdo selected Copernic Desktop Search 2.0 as the top desktop search tool.

And, very recently, we announced that the Company was entering the mobile market with a revolutionary new add-on to our Copernic Desktop Search product targeted to mobile phone users. This new plug-in, currently in beta implementation, will enable our users to search and access their own emails, files, music, pictures, videos and other content remotely via any mobile device, such as cellular phone or PDA. We are very proud of this new technology as it supports our continued efforts in providing very innovative products. According to the Semiconductor Industry Association, 1 billion mobile phones were sold in 2006 and this number is expected to grow by 10 to 15% in 2007. Entering the mobile market is an important strategic move for the Company that clearly supports our commitment of consistently delivering powerful and ground-breaking products.

I’d like to turn it over to Daniel Bertrand to go over the financial results for the first quarter in 2007.

Thank you.

DANIEL BERTRAND, EVP and CFO

Revenues

Revenues in Q1 2007 totalled $2,642,904 compared to $2,209,662 for the same period in 2006, an increase of $433,242 or 20%. This increase is explained by an increase in search advertising.

In Q1 2007, the Company had four major customers from which 10% or more of total revenues were derived. Revenues from these customers represented 61% of the Company’s revenues as compared to 21% for the same period last year. There can be no assurance that the Company will be able to retain these customers in the future.

Mamma Media Solutions

Total revenues generated by Mamma Media Solutions in Q1 2007, represented $2,237,610 compared to $1,687,260 in Q1 2006.

In Q1 2007, search revenues totalled $2,171,013 compared to $1,358,525 for the same period last year, an increase of $812,488 or 60%. The increase is explained by expanded distribution and new clients.

In Q1 2007, graphic advertising revenues totalled $66,597 compared to $328,735 for the same period last year, a decrease of $262,138 or 80%. The variance is explained by the decline in pop campaigns, a decrease in demand for all other graphic ad units.

Copernic

Total revenues generated by Copernic in Q1 2007, represented $405,294 compared to $522,402 in Q1 2006.

In Q1 2007, Copernic generated $278,273 of search advertising revenues, almost at the same level as last year ($274,082 in Q1 2006).

In Q1 2007, software licensing revenues stood at $68,283 compared to $105,365 for the same period last year, a decrease of $37,082 or 35%.

Customized development and maintenance totalled $58,738 of revenues in Q1 2007 compared to $142,955 for the same period last year, a decrease of $84,217 or 59%. The decrease is explained by maintenance contracts not renewed in 2007.

Cost of Revenues

Cost of revenues is comprised of partners’ payouts and bandwidth costs to deliver our services. In Q1 2007, cost of revenues represented $885,714, or 35% over search and graphic advertising revenues compared to $720,696 or 37% over search and graphic advertising revenues for the same period in 2006.

Mamma Media Solutions

In Q1 2007, search payouts totalled $766,866 compared to $445,535 for the same period last year and represented respectively 35% and 33% over search revenues.

In Q1 2007, graphic payouts stood at $31,133 compared to $169,519 for the same period in 2006 and represented respectively 47% and 52% of graphic advertising revenues.

The bandwidth costs were $63,043 in Q1 2007, compared to $64,155 for the same period last year.

Copernic

In Q1 2007, costs of revenues amounted to $24,672 or 9% over search revenues and represented bandwidth costs exclusively. In Q1 2006, costs of revenues stood at $41,487 or 15% over search revenues and consisted of bandwidth costs of $27,739 and search advertising payouts of $13,748.

Marketing, sales and services

Marketing, sales and services consist primarily of salaries, commissions and related personnel expenses for our sales force, advertising and promotional expenses, as well as the provision for doubtful accounts.

In Q1 2007, marketing, sales and services amounted to $448,331 compared to $459,131 for the same period last year.

Mamma Media Solutions

In Q1 2007, marketing, sales and services expenses decreased to $315,371 as compared to $426,105 in Q1 2006, a decrease of $110,734. The variance for the quarter reflected a decrease of publicity expenses of $44,000, a decrease of $43,000 for the charges paid for algorithmic content from other search engines and a decrease of bad debt of $21,000.

Copernic

In Q1 2007, marketing, sales and services expenses stood at $132,960 compared to $33,026 for the same period last year, an increase of $99,934. The increase is mainly explained by an increase in recruiting fees and professional services of $72,000 and $21,000 respectively.

General and administration

General and administrative expenses in Q1 2007 totalled $1,831,211 as compared to $944,471 for the same period last year, an increase of $886,740 or 94%.

In Q1 2006, the Company recorded a reimbursement of professional fees from its insurance carrier of $460,000. This reimbursement explained mainly the increase in professional fees in Q1 2007 as compared to Q1 2006. Salaries and stock based compensation expenses also increased by $566,823 in Q1 2007 mainly due to the termination costs related to the departure of Guy Fauré, the former CEO of the Company. These two items were offset by a decrease of bonus expenses of $106,000 due to lower headcount in Q1 2007 and the retention bonus of $61,000 that was recorded in Q1 2006.

Product development and technical support

Product development and technical support expenses amounted to $595,109 in Q1 2007 compared to $677,149 for the same period last year, a decrease of $82,040 or 12%.

Mamma Media Solutions

In Q1 2007, product development and technical support expenses totalled $74,499 compared to $298,206 for the same period last year. The decrease in Q1 is explained by the reduction of personnel.

Copernic

In Q1 2007 and 2006, product development and technical support amounted to $520,610 compared to $378,943, respectively. The increase of $141,667 is mainly due to an increase in salaries and related expenses of $77,000, an increase of software and maintenance of $11,000 and an increase of traveling expenses of $8,000.

Income taxes

The recovery of future income taxes relates to the Copernic amortization of intangible assets which does not have the same asset base for accounting and tax purposes.

Loss from continuing operations and loss per share from continuing operations

The Company reported a loss from continuing operations of $1,380,702 ($0.10 per share) in Q1 2007 compared to a loss of $900,672 ($0.06 per share) for the same period last year.

Results of discontinued operations and loss per share from discontinued operations

Results from discontinued operations for Digital Arrow, for the quarter, is nil compared to contribution to earnings of $25,589 for the same period last year.

Loss and net loss per share

Net loss in Q1 2007 totalled $1,380,702 ($0.10 per share) compared to a net loss of $875,083 ($0.06 per share) for the same period last year.

Concentration of credit risk with customers

As at March 31, 2007, three customers represented 55% of net trade accounts receivable compared to 38% from two customers for the same period last year, resulting in a significant concentration of credit risk. Management monitors the evolution of these customers closely in order to rapidly identify any potential problems. These customers have paid their accounts receivable as per their commercial agreements. The Company also monitors the other accounts receivable and there is no indication of credit risk deterioration. Nevertheless, we cannot assure that we can retain the business of these customers or that their business will not decline generally in the future.

Liquidity and Capital Resources

Operating activities

As at March 31, 2007, the Company had $8,699,674 of liquidities and working capital of $8,264,168 compared to $7,971,459 and $8,533,546, respectively, as at December 31, 2006.

In Q1 2007, operating activities from continuing operations provided cash totalling $317,275 compared to using cash of $91,310 for the same period in 2006.

The increase of cash is mainly due to a decrease in non-cash working capital items mainly related to the net impact of accounts receivable and accounts payable.

Investing activities

In Q1 2007, investing activities from continuing operations provided cash totalling $4,010,978 mainly reflecting the decrease in temporary investments. The cash provided in Q1 2006 also represented the decrease in temporary investments of $4,013,312.

Financing activities

In Q1 2007 financing activities provided cash totalling $496,854 from issuance of capital stock upon exercise of options compared to nil in Q1 2006.

The Company considers that the cash, cash equivalents and temporary investments will be sufficient to meet normal operating requirements until Q1 of 2008. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

This completes the financial overview, Martin, would you like to wrap up?

Thank you Daniel.

At this time, we’re ready to answer your questions.

Thank you for being with us today. We’ll see you next quarter.